Filed by Unilever N.V.
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Unilever N.V.
Commission File Number: 001-04547
Date: March 15, 2018

IMPORTANT INFORMATION

This document is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933 (the “Securities Act”), or an exemption therefrom.

In connection with the reorganisation of Unilever PLC and Unilever N.V. and their respective group companies (the “Simplification”) under a new holding company (“New N.V.”), New N.V. intends to file a registration statement on Form F-4, which will include a prospectus with respect to its merger with Unilever N.V. (the “Proposed Merger”) and the Simplification. The final prospectus will be delivered to the security holders of Unilever N.V.

New N.V. also expects to issue ordinary shares to security holders of Unilever PLC pursuant to a UK scheme of arrangement (the “Proposed Scheme”) in reliance upon the exemption from the registration requirements of the US Securities Act provided by section 3(a)(10) for which it will not file a registration statement. Unilever PLC intends to send or otherwise disseminate a scheme circular and other relevant documents relating to the Proposed Scheme and Simplification to security holders of Unilever PLC.

The release, publication or distribution of this document in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this document is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER N.V. ARE URGED TO READ THE PROSPECTUS REGARDING THE PROPOSED MERGER AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED MERGER AND THE SIMPLIFICATION.

SHAREHOLDERS AND SECURITY HOLDERS OF UNILEVER PLC ARE ADVISED TO READ THE SCHEME CIRCULAR AND OTHER RELEVANT DOCUMENTS REGARDING THE PROPOSED SCHEME AND THE SIMPLIFICATION CAREFULLY AND IN ITS ENTIRETY, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT UNILEVER, THE PROPOSED SCHEME AND THE SIMPLIFICATION.

Shareholders and security holders will be able to obtain free copies of the prospectus, as well as other filings containing information about New N.V., Unilever PLC and Unilever N.V., without charge, at the SEC’s website at http://www.sec.gov. Shareholders will also be able to obtain these documents, without charge, from Unilever’s website at http://www.unilever.com.

This document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, if an offer is made, New N.V. may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

This document does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase. It is not an advertisement and not a prospectus for the purposes of Directive 2003/71/EC, as amended. Any purchase of securities of New N.V. should only be made on the basis of information that will be contained in the prospectus to be issued in due course in connection with the proposed admission of New N.V.’s ordinary shares to (i) listing and trading on Euronext in Amsterdam (ii) the Official List of the United Kingdom Listing Authority and (iii) trading on the Main Market of the London Stock Exchange (the “EU Prospectus”), and to be approved by the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and passported to the United Kingdom, and any supplement or amendment thereto. The EU Prospectus will contain detailed information about the Company and its management, as well as financial statements and other financial data. The EU Prospectus, when published, will be available at http://www.unilever.com at no cost. It may be unlawful to distribute these materials in certain jurisdictions

Deutsche Bank AG (“Deutsche Bank”) is authorised under German Banking Law (competent authority: European Central Bank) and, in the United Kingdom, by the Prudential Regulation Authority. It is subject to supervision by the European Central Bank and by BaFin, Germany’s Federal Financial Supervisory Authority, and is subject to limited regulation in the United Kingdom by the Prudential Regulation Authority and Financial Conduct Authority. UBS Limited (“UBS”) is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom.  Deutsche Bank and UBS are acting exclusively for Unilever and no one else in connection with the matters referred to in this document. In connection with such matters, Deutsche Bank, UBS, each of their affiliates, subsidiaries or branches and each of them or their respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person for providing the protections afforded to their clients or for providing advice in relation to the contents of this document or any other matter referred to herein.

Safe Harbour

Where relevant, these actions are subject to the appropriate consultations and approvals.

This document may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aims’, ‘expects’, ‘anticipates’, ‘intends’, ‘seeks’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the “Group” or “Unilever”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; the effect of climate change on Unilever’s business; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2017 and the Unilever Annual Report and Accounts 2017.

The following is the transcript of a presentation given by Unilever N.V. and Unilever PLC on March 15, 2018:

Building the Unilever of the future - 15 March FINAL

London, 1000 BST / 1100 CET  15th March 2018

Marijn Dekkers	Chairman of Unilever
Graeme Pitkethly	Chief Financial Officer
Richard Williams	Head of Investor Relations

Chart 1: Title chart

Richard Williams, Head of Investor Relations

Good morning and thank you for joining us at short notice. I am here with Marijn Dekkers, Chairman of Unilever, and Graeme Pitkethly, Chief Financial Officer, who will both take you through this morning’s announcement. We expect the presentation to take around 15 minutes and will then leave some time for your questions.

Chart 2: Safe Harbour Statement

First, I draw your attention to the disclaimer relating to forward looking statements and the purpose of this presentation. With that, I’ll hand over to Marijn.

Chart 3: Marijn Dekkers, Chairman of Unilever

Thank you, Richard, and good morning to everyone on the call.

Chart 4: Recent major changes in Unilever

Part of Unilever’s long-term success is its ability to adapt to changing conditions, balancing scale and agility. The organisational evolution is no exception. Over the last 15 years, Unilever has transformed through several major change programmes.

Back in 2005, we abandoned the dual executive Chairmen structure and replaced it with a single non-executive Chairman and a single Chief Executive Officer. We also announced the One Unilever programme, which substantially simplified the business and leveraged our local scale more effectively by moving from 160 to 22 operating companies. In 2011 we simplified this further with the move to 8 geography clusters and four global Categories.

The global Categories were established to leverage our scale and our expertise in innovation. They set category strategies, and managed the innovation process, while the teams in each of our eight geography Clusters deployed the global innovations and focused on top and bottom line delivery.

In 2014, we further sharpened the Category strategies to create unique focus and capabilities according to the different strategic drivers needed to succeed.  This resulted in a further step-up in the competitive performance of Unilever, and allowed us to grow ahead of our markets.  However, the speed of change is accelerating, and requires us to adjust as well. That is why in 2016 Paul Polman and his team implemented the Connected 4 Growth change programme.

Connected 4 Growth is a holistic change programme that covers ways of working, behaviours and culture. We put in place a leaner, even more consumer-facing organisation that has enabled us to roll out global innovations faster, and be more agile and effective in responding to local trends.

With the Connected 4 Growth organisation, we are being both more global and more local, and we are starting to see quality and speed of innovation further improve, with better tailoring to individual market needs.

Chart 5: The next steps in continuous transformation

Today, we are announcing the next steps in the ongoing transformation of Unilever into a simpler, more agile and more competitive business.

The changes are the natural next step to our Connected 4 Growth programme which has been implemented successfully and with speed.

We are announcing two important changes today:

First, we are evolving our organisation to be based on three more- empowered Divisions:

1.              Beauty & Personal Care

2.              Home Care and

3.              Foods & Refreshment

Each of these Divisions will be responsible for brand, channel, portfolio and innovation strategy.  They will also be more empowered to make in-year trade-offs and allocate resources across geographies driving higher performance through more differentiated choices.

The Headquarters of the Beauty & Personal Care Division and the Home Care Division will be in London and the Headquarters of the Foods & Refreshment Division will continue to be in Rotterdam.

The Divisions will benefit from direct connectivity to key markets through our Country Category Business Teams and from slimmed down global support structures.  This includes a smaller corporate centre supporting the Divisions.

Secondly, following a comprehensive Board review, we are proposing to simplify our corporate structure from two separate companies and two shareholdings, N.V. and PLC, into a single holding company with a single class of shares. This new holding company will be incorporated in the Netherlands.  The proposed simplification will provide greater flexibility for strategic portfolio change and further improve corporate governance.

Graeme and I will now take you through the changes in more detail.

Chart 6: Three empowered Divisions better equipped to drive performance

Each of the three divisions has significant global scale and is well-placed to compete:

•                  Beauty & Personal Care, led by Alan Jope, is €21 billion in turnover.

•                  Home Care, led by Kees Kruythoff, is €11 billion in turnover.

•                  And Foods and Refreshment, led by Nitin Paranjpe, is €20 billion in turnover after the Spreads disposal.

The three Divisions will continue to be responsible for:

•                  Strategy and portfolio decisions;

•                  Developing global and local innovation, including consumer insights, research, product development and advertising And

•                  Making supply chain investment decisions.

From now on Divisions will also have a significantly stronger role in managing financial performance.  They will set growth and profit targets for each geography and will also now be able to make trade-offs and reallocate resources more dynamically, during the year. This will further increase our agility and competitiveness in our markets. The established direct reporting lines under C4G from Country Category Business Teams will enable the Divisions to know where to rapidly deploy resources in response to local needs.

Chart 7: Corporate structure simplification

Moving on to the proposed change to our corporate structure:

Since its formation in 1930, Unilever has been owned through two separately listed companies, a Dutch N.V. and a UK PLC. These companies have been governed by detailed agreements to maintain the parity between economic rights of the respective shareholders.

The Board has concluded that it is in the best interest of Unilever and its shareholders, as a whole, to simplify the group structure from two separate companies into a single holding company. This company will be incorporated and tax resident in the Netherlands.

The decision to incorporate the legal entity in the Netherlands reflects the fact that the shares in N.V. account for approximately 55% of the group’s combined ordinary share capital, and trade with greater liquidity than PLC shares.

As I mentioned earlier, the proposed simplification will provide:

•                  Greater flexibility for strategic portfolio change, including through equity-settled acquisitions or de-mergers

•                  And improved corporate governance as we remove complexity and increase transparency.

Chart 8: Stronger corporate governance

Let me spend a few moments on corporate governance, which Unilever and its Board take very seriously. Over the last fifteen years, we have taken major steps to be at the forefront of good corporate governance, including most recently, the acquisition of the N.V. preference shares which had disproportionate voting rights - less than 1% of the value of N.V. and 20% of the voting rights.

Today’s announcement will further strengthen Unilever’s corporate governance.

We will continue to:

•                  apply both UK and Dutch corporate governance codes

•                  follow UK, Dutch and US listing rules

•                  hold annual elections of all directors

•                  have a separate Chairman and CEO

•                  And have a strong independent board with diverse experiences

In addition, following completion of the new corporate structure, we will:

•                  Cancel all preference shares

•                  Propose to close the N.V. Trust Office and terminate the related depositary receipt structure

•                  Move to 5 plus 5% non-pre-emption rights

This will create for the first time a principle of ‘one share, one vote’ for all shareholders and we will have greater simplicity upon removal of the detailed equalisation agreements between N.V. and PLC.

I will hand over now to Graeme, our CFO, who will take you through some of the details around the simplification of our corporate structure.

Chart 9: Graeme Pitkethly, CFO

Thank you Marijn.

Chart 10: How simplification will be achieved

We intend to introduce a single holding company, called here ‘New N.V.’, with one class of shares and a global pool of liquidity. This company will be incorporated and tax-resident in the Netherlands.

Unilever will continue to be listed in the UK, the Netherlands and the United States. We will seek a premium listing on the London Stock Exchange and listings on the Euronext in Amsterdam and on the New York Stock Exchange.

This is different from index inclusion.  It will be for index providers to decide in which indices New N.V. should be included.

Obviously for confidentiality reasons, we have not yet been able to engage with index providers but will start to do so in due course.

We will continue to report earnings and declare dividends in euros, as has been the practice for many years. There will be no change to our policy of seeking to pay an attractive, growing and sustainable dividend. Arrangements will be made to ensure that those UK shareholders who prefer to receive dividends in British pounds can continue to do so. Holders of US listed shares will continue to receive dividends in US dollars.

Unilever N.V. dividends are currently subject to Dutch dividend withholding tax at a rate of 15%. The Dutch government has announced that the Dutch dividend withholding tax will be abolished, with effect from 1 January 2020. Following simplification of the corporate structure and until such abolition, an alternative means of receiving distributions via capital will be available, which is not subject to Dutch dividend withholding tax.

As Marijn has already explained, Unilever will remain committed to being at the forefront of good corporate governance and will continue to apply both the UK and Dutch corporate governance codes.

The simplification of PLC and N.V. under a new single company, will be achieved through a combined process involving, for PLC, a UK scheme of arrangement and, for N.V., a Dutch statutory merger.

One new ordinary share in New N.V. will be issued for each N.V. ordinary share and for each PLC ordinary share, thus maintaining the economic interests of any shareholder. In order to facilitate trading of New N.V. shares on the London Stock Exchange, Unilever proposes the creation of Depositary Interests, which can be traded in GBP.

The exchange of shares in N.V. and PLC for New N.V. shares is not expected to be a taxable event for shareholders resident in the Netherlands, UK or US.

Finally, I want to be very clear that Unilever’s strategy, 2020 financial goals, and the composition of the Board of Unilever are all unchanged by these changes.

Chart 11: Indicative timeline

The proposed simplification will be subject to certain conditions, including regulatory filings and the approvals of shareholders in current N.V. and PLC.

Following today’s announcement, we will also commence discussions with the credit rating agencies. We expect our strong credit rating to be unaffected by the simplification of the corporate structure.

Further information will be provided in the regulatory filings and in the shareholder communication which will be circulated in the months leading up to the extraordinary general meetings to be convened to approve the simplification. We expect to send documents to shareholders in Q3 2018, and hold the EGMs a few weeks later. Implementation is anticipated to take place towards the end of the year.

Chart 12: A Unilever that combines scale with agility

The proposed simplification of our corporate structure is an important milestone in our history.

What remains critically important for our success is that we combine scale with agility. Our business is not run day to day by a small corporate centre but by three empowered Divisions

•                  They will leverage Unilever’s local go-to-market operations, local management team and local distribution scale

•                  They will also benefit from Unilever’s global scale, including procurement across the value chain, low cost financing, global business services and data and digital capabilities such as our U-Studios and People Data Centres.

Chart 13: The next steps in the transformation

Today’s announcements are the logical next steps in the transformation of Unilever. The changes build upon and are enabled by our Connected 4 Growth programme and will further drive long-term shareholder value in a rapidly changing business environment.

In summary, the changes will:

•                  Make our business simpler

•                  Provide us with increased flexibility and dynamism

•                  Strengthen our corporate governance

•                  And finally, enable the Divisions to better serve their consumers — balancing scale and agility to drive stronger performance across our markets

And with that let’s take your questions.

CHART 14: Questions

Richard Williams, Head of Investor Relations

Thank you, Graeme.

As a reminder, if you want to ask a question, please press *1.

If you wish to cancel your question press *2.

If you’re listening to the conference call on a speakerphone, please use the handset while asking your question.

And finally, please keep your questions to a maximum of 2.

So, I see our first question is from

Okay, thank you for your questions, I’ll now hand back to Marijn to conclude.

Marijn Dekkers, Chairman of Unilever

Thank you again for joining at short notice.  The changes that we have announced today will prepare Unilever for the decades ahead.  It will be a stronger, simpler organisation that balances scale and agility for superior performance.  We want to be sure that all our shareholders understand the proposals so please reach out to us over the coming weeks with any questions or queries.